UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

INFORMAX, INC.
(Name of Subject Company (Issuer))

BABCOCK, INC. (OFFEROR)
INVITROGEN CORPORATION (OFFEROR PARENT)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

45677N205
(CUSIP Number of Class of Securities)

LYLE C. TURNER
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
INVITROGEN CORPORATION
1600 FARADAY AVENUE
CARLSBAD, CA 92008
TELEPHONE: (760) 603-7200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

COPY TO:
JEFFREY T. BAGLIO, ESQ.
MARTY B. LORENZO, ESQ.
GRAY CARY WARE & FREIDENRICH LLP
4365 EXECUTIVE DRIVE, SUITE 1100
SAN DIEGO, CA 92121-2133
TELEPHONE: (858) 677-1400
CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)

$42,000,000	$3,864

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of (i) 26,200,815 shares of the outstanding common stock, par value $0.001 per share, of the Issuer (the “Issuer Company Stock”) and (ii) 4,681,538 shares of Issuer Company Stock issuable upon the exercise of outstanding options having an exercise price less than or equal to the offer price of $1.36 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) and Section 14(g)(3) of the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.0092% of the transaction valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,864	Form or Registration No.: SC TO-T
Filing Parties: Babcock, Inc. and Invitrogen Corporation	Date Filed: October 25, 2002

[   ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]   third-party tender offer subject to Rule 14d-1.
[   ]   issuer tender offer subject to Rule 13e-4.
[   ]   going-private transaction subject to Rule 13e-3.
[X]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

SCHEDULE 13D/A
SCHEDULE TO/A
ITEMS 1-11
ITEM 12. EXHIBITS.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX
EXHIBIT (A)(5)(5)

SCHEDULE 13D/A

     This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on December 2, 2002 by Invitrogen Corporation and Babcock, Inc.

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Invitrogen Corporation

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 27,735,510 shares (see Items 4 and 5)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 27,735,510 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,735,510 shares (see Items 4 and 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	[ ]

13	Percent of Class Represented by Amount in Row (11) 91% (see Items 4 and 5)

14	Type of Reporting Person* CO

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Babcock, Inc.

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3	SEC Use Only

4	Source of Funds* AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 27,735,510 shares (see Items 4 and 5)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 27,735,510 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,735,510 shares (see Items 4 and 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	[ ]

13	Percent of Class Represented by Amount in Row (11) 91% (see Items 4 and 5)

14	Type of Reporting Person* CO

SCHEDULE TO/A

ITEMS 1-11

This Amendment No. 4 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed initially with the Securities and Exchange Commission on October 25, 2002 by Babcock, Inc., a Delaware corporation (“Babcock”) and a wholly owned subsidiary of Invitrogen Corporation, a Delaware corporation (“Invitrogen”) and Invitrogen. On October 29, 2002, November 15, 2002 and November 25, 2002, Babcock and Invitrogen filed Amendments No. 1, No. 2 and No. 3, respectively, to the Schedule TO. The Schedule TO relates to the offer by Babcock to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of InforMax, Inc., a Delaware corporation (“InforMax”), at a purchase price of $1.36 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2002 (the “Offer to Purchase”), and in the related Letters of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(1) and (a)(1)(2) thereto, respectively. Capitalized terms that are not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule TO or the Offer to Purchase, as applicable.

Items 1-11 of the Schedule TO are hereby amended and supplemented to add to the end thereof the following:

The Offer’s subsequent offering period expired at 5:00 p.m., New York City time, on Wednesday, December 4, 2002. Babcock has accepted for purchase all shares validly tendered in both the initial offering period and the subsequent offering period at the Offer Price. Based on information provided by American Stock Transfer & Trust Company, the depositary for the Offer, Babcock has acquired approximately 27,735,510 Shares (including approximately 1,135,560 shares tendered during the subsequent offering period which are subject to guaranteed delivery), or approximately 91% of the outstanding Shares as of December 4, 2002.

Pursuant to the Merger Agreement, because Babcock has acquired more than 85% of the outstanding Shares, Babcock has the option to acquire from InforMax that number of newly issued Shares which will, when added to the Shares previously acquired, give Babcock one share more than 90% of the total outstanding Shares. In the event Shares subject to guaranteed delivery are not timely delivered and, as a result, Babcock owns less than 90% of the total outstanding Shares, Babcock intends to exercise this option as soon as practicable.

Further pursuant to the Merger Agreement, Babcock then intends to cause the Merger (as defined in the Offer to Purchase) to become effective as soon as practicable. In connection with the Merger, each Share owned by Invitrogen, Babcock or InforMax, or any wholly owned subsidiary of Invitrogen, Babcock or InforMax, and each Share held in treasury by InforMax, will be canceled and retired. All other Shares issued and outstanding immediately prior to the Effective Time (as defined in the Offer to Purchase), other than Shares owned by stockholders who shall properly and validly exercise appraisal rights under Delaware law in respect of such Shares, will be canceled and converted automatically into the right to receive $1.36 in cash per Share, without interest.

On December 5, 2002, Invitrogen issued a press release announcing the results of the subsequent offering period. The full text of the press release issued by Invitrogen is attached hereto as Exhibit (a)(5)(5) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended as follows:

(a)(1)(1)	Offer to Purchase, dated October 25, 2002.*
(a)(1)(2)	Form of Letter of Transmittal.*
(a)(1)(3)	Form of Notice of Guaranteed Delivery.*
(a)(1)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(7)	Form W-8BEN and Instructions for same.*
(a)(1)(8)	Form of Summary Advertisement, dated October 25, 2002.*
(a)(5)(1)	Text of joint press release issued by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(2)	Transcript of joint public conference call hosted by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(3)	Presentation materials from webcast hosted by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(4)	Text of press release issued by Invitrogen on November 25, 2002.*
(a)(5)(5)	Text of a press release issued by Invitrogen on December 5, 2002.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of October 15, 2002, by and among InforMax, Invitrogen and Purchaser.*
(d)(2)	Exclusivity Letter Agreement between Invitrogen and InforMax, dated October 3, 2002 (including letter dated September 25, 2002, containing incorporated provisions).*
(d)(3)	Confidentiality Agreement between Invitrogen and InforMax, dated June 25, 2002.*
(d)(4)	Confidentiality Agreement between Invitrogen and InforMax, dated October 24, 2002.*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BABCOCK, INC.

By   /s/  John D. Thompson
Name:    John D. Thompson
Title:      President and Chief Executive Officer

INVITROGEN CORPORATION

By   /s/  C. Eric Winzer
Name:    C. Eric Winzer
Title:      Chief Financial Officer

Dated: December 5, 2002

EXHIBIT INDEX

(a)(1)(1)	Offer to Purchase, dated October 25, 2002.*
(a)(1)(2)	Form of Letter of Transmittal.*
(a)(1)(3)	Form of Notice of Guaranteed Delivery.*
(a)(1)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(7)	Form W-8BEN and Instructions for same.*
(a)(1)(8)	Form of Summary Advertisement, dated October 25, 2002.*
(a)(5)(1)	Text of joint press release issued by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(2)	Transcript of joint public conference call hosted by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(3)	Presentation materials from webcast hosted by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(4)	Text of press release issued by Invitrogen on November 25, 2002.*
(a)(5)(5)	Text of press release issued by Invitrogen on December 5, 2002.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of October 15, 2002, by and among InforMax, Invitrogen and Purchaser.*
(d)(2)	Exclusivity Letter Agreement between Invitrogen and InforMax, dated October 3, 2002 (including letter dated September 25, 2002, containing incorporated provisions).*
(d)(3)	Confidentiality Agreement between Invitrogen and InforMax, dated June 25, 2002.*
(d)(4)	Confidentiality Agreement between Invitrogen and InforMax, dated October 24, 2002.*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.